Exhibit 99.1


[Graphic Omitted]                                              [Graphic Omitted]


             FDA Advisory Panel Recommends InSightec ExAblate System
                                  for Approval

        First Focused Ultrasound System Recommended for FDA Approval in
                       U.S. with Post-Approval Conditions

GAITHERSBURG, MD- June 4, 2004 - InSightec Ltd., a majority owned subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today reported that the Obstetrics and Gynecology Devices Panel of the U.S. Food and Drug Administration (FDA) has recommended the Company's ExAblate(R) 2000 System for the non-invasive treatment of uterine fibroids for approval, with post-approval conditions. The ExAblate System is the first Magnetic Resonance guided Focused Ultrasound Surgery (MRgFUS) system to be reviewed by the panel and recommended for FDA approval.

The ExAblate System is intended to provide a non-invasive alternative to current treatments for symptomatic uterine fibroids, which include hysterectomy, myomectomy, uterine artery embolization, and drug therapy. Uterine fibroids are the most common reason for surgery among women of reproductive age, after caesarean section. Approximately 200,000 women in the United States currently undergo hysterectomy each year for the treatment of uterine fibroids.

Dr. Jacob Vortman, President and Chief Executive Officer of InSightec, said, "We are pleased with the recommendation for approval and look forward to working closely with the FDA on the specific conditions for approval. The ExAblate System is a breakthrough technology that has the potential to benefit millions of women around the world who are seeking a non-invasive alternative to surgery to deal with their uterine fibroid symptoms. Although the concept of focused ultrasound has been researched for over 60 years, this is the first time an implementation of this technology has been recommended for FDA approval."

The panel recommendation was based on the results of a multicenter, controlled clinical study that was performed at centers in the United States, Europe, and Israel, including Brigham and Women's Hospital, the Mayo Clinic, and Johns Hopkins Hospital in the US, St. Mary's Hospital in London, Charite Hospital in Berlin, and Sheba Medical Center and Hadassah Hospital in Israel. The primary endpoint of the study was to ensure improvement in uterine fibroid symptom severity, as measured using a patient treatment outcome questionnaire, and ensure safety of the device.

"Upon approval, women will have a significant alternative for a very common, debilitating condition. We are delighted to have participated in this ground-breaking study and hope that this will stimulate further research for fibroids," said Elizabeth A. Stewart, M.D., Brigham and Women's Hospital and co-principal investigator.

Co-principal investigator Clare Tempany-Afdhal, M.D., Brigham and Women's Hospital stated, "The novel combination of Focused Ultrasound and Magnetic Resonance guidance provides a unique image-guided therapy that has the potential to be used for many other applications."

Post-approval conditions recommended by the FDA panel were related to the development of training material and labeling.

The ExAblate System attaches to a standard 1.5 Tesla MRI system used in many hospitals. During this outpatient procedure the patient lies inside the MRI scanner and highly focused ultrasound waves, which non-invasively ablate the uterine fibroid(s), are emitted into the body. The device received the European CE mark in 2002 and is currently commercially available in Israel, Europe, and Japan.

InSightec Ltd is privately held company owned by Elbit Medical Imaging, General Electric, private investors, and employees. It was founded in 1999 to develop the promising MR guided Focused Ultrasound technology. Headquartered near Haifa, Israel, the company has over 80 employees and has invested more than $50 million in research, development, and clinical investigations. Its US headquarters are located in Dallas, Texas. ExAblate was awarded the 2004 grand prize of the IST (Information Society Technology) of the European Union for innovation and potential to serve mankind. For more information, please go to: www.insightec.com

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Contacts:
Lynn Golumbic                       Rachel Levine
Marketing Manager                   Investor Relations
InSightec Ltd.                      The Anne McBride Co.
Tel:972-4-813-1309                  Tel:212-983-1702 x207
E:LynnG@Insightec.com               E:rlevine@annemcbride.com